Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.

Autocallable Contingent Coupon Equity Linked Securities Linked to Netflix, Inc. Due February 20, 2020

Preliminary Terms	Hypothetical Payment at Maturity(1)

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying:	Netflix, Inc.
Pricing date:	February 14, 2019
Valuation dates:	May 14, 2019, August 14, 2019, November 14, 2019 and February 14, 2020 (the “final valuation date”), each subject to postponement if such date is not a scheduled trading day or certain market disruption events occur
Maturity date:	February 20, 2020
Contingent coupon:	At least 3.00% per quarter (at least 12.00% per annum)*, only if the closing value of the underlying on the immediately preceding valuation date is greater than or equal to the coupon barrier value. You are not assured of receiving any contingent coupon payments on the securities.
Contingent coupon payment dates:	The fifth business day after each valuation date, except that the contingent coupon payment date following the final valuation date will be the maturity date.
Automatic early redemption:	If, on any potential autocall date, the closing value of the underlying is greater than or equal to the initial underlying value, each security you then hold will be automatically called on that potential autocall date for redemption on the immediately following contingent coupon payment date for an amount in cash equal to $1,000 plus the related contingent coupon payment. The automatic early redemption feature may significantly limit your potential return on the securities. If the underlying performs in a way that would otherwise be favorable, the securities are likely to be automatically called for redemption prior to maturity, cutting short your opportunity to receive contingent coupon payments. The securities may be automatically called for redemption as early as the first potential autocall date specified below.
Potential autocall dates:	Each valuation date beginning in May 2019 and ending in November 2019
Coupon barrier value:	60% of the initial underlying value
Final barrier value:	60% of the initial underlying value
Payment at maturity (if the securities are not earlier automatically redeemed):

If the securities are not automatically redeemed prior to maturity, you will receive at maturity for each security you then hold:

▪  If the final underlying value is greater than or equal to the final barrier value: $1,000 + the contingent coupon payment due at maturity

▪  If the final underlying value is less than the final barrier value: a fixed number of underlying shares of the underlying equal to the equity ratio (or, if we elect, the cash value of those shares based on the final underlying value)

If the securities are not automatically redeemed prior to maturity and the final underlying value is less than the final barrier value, you will receive underlying shares (or, in our sole discretion, cash) expected to be worth significantly less than the stated principal amount of your securities, and possibly nothing, at maturity, and you will not receive any contingent coupon payment at maturity. The securities are unsecured debt securities. All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

CUSIP / ISIN:	17324XKS8 / US17324XKS89

* The actual contingent coupon rate will be determined on the pricing date

Key Definitions

Initial underlying value:	The closing value of the underlying on the pricing date
Final underlying value:	The closing value of the underlying on the final valuation date
Equity ratio:	The stated principal amount divided by the initial underlying value

Hypothetical Percentage Change from Initial Underlying Value to Final Underlying Value	Hypothetical Payment at Maturity or Cash Value of Underlying Shares Received at Maturity (2) per Security
50.00%	$1,000.00
20.00%	$1,000.00
15.00%	$1,000.00
10.00%	$1,000.00
5.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-30.00%	$1,000.00
-40.00%	$1,000.00
-40.01%	$599.90
-50.00%	$500.00
-75.00%	$250.00
-100.00%	$0.00

(1) Assumes the securities are not automatically redeemed prior to maturity. Does not include the final contingent coupon payment, if applicable. Does not illustrate how contingent coupon payments may or may not be made over the term of the securities. Each security has a stated principal amount of $1,000.00.

(2) Assumes that the closing value of the underlying on the final valuation date is the same as the closing value of the underlying on the maturity date.

This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink: Preliminary Pricing Supplement dated February 8, 2019

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com

Selected Risk Considerations	Additional Information

•    You may lose a significant portion or all of your investment. Unlike conventional debt securities, the securities do not provide for the repayment of the stated principal amount at maturity in all circumstances. If the securities are not automatically redeemed prior to maturity and the final underlying value is less than the final barrier value, you will not receive the stated principal amount of your securities at maturity and, instead, will receive underlying shares of the underlying (or, in our sole discretion, cash based on the value thereof) expected to be worth significantly less than the stated principal amount and may be worth nothing. There is no minimum payment at maturity on the securities, and you may lose up to all of your investment.

•    You will not receive any contingent coupon on the contingent coupon payment date following any valuation date on which the closing value of the underlying is less than the coupon barrier value.

•    The securities may be automatically redeemed prior to maturity, limiting your opportunity to receive contingent coupon payments.

•    The securities offer downside exposure, but no upside exposure, to the underlying.

•    The securities are particularly sensitive to the volatility of the closing value of the underlying. Whether the contingent coupon will be paid, whether the securities will be automatically redeemed and whether you are repaid your principal at maturity will depend on the closing value of the underlying solely on the applicable valuation dates.

•    The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities.

•    The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

•    The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.

•    The value of the securities prior to maturity will fluctuate based on many unpredictable factors.

•    The issuer and its affiliates may have economic interests that are adverse to yours as a result of its and their affiliates’ business activities.

•    The U.S. federal tax consequences of an investment in the securities are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-216372 and 333-216372-01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Filed pursuant to Rule 433

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com